

November 7, 2013

Via E-mail
Mr. Dwight L. Dunlap
Chief Financial Officer
Natural Resource Partners L.P.
601 Jefferson Street
Suite 3600
Houston, TX 77002

      Re: Natural Resource Partners L.P.
              Form 10-K for the Year Ended December 31, 2012
              Filed February 28, 2013
              File No. 001-31465

Dear Mr. Dunlap:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/Tia L. Jenkins

                              Tia L. Jenkins
                              Senior Assistant Chief Accountant
                              Office of Beverages, Apparel, and Mining